AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES® (STARS®)	Filed Pursuant to Rule 433 Registration No. 333-290665-01

Autocallable Strategic Accelerated Redemption Securities® Linked to the EURO STOXX 50® Index
Issuer	BofA Finance LLC (“BofA Finance”)
Guarantor	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately 5 years, if not called
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: "SX5E")
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Starting Value
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately one, two, three, four and five years from the pricing date
Call Premium

In the event of an automatic call, the amount payable per unit will be:

●[$10.825 to $10.925] if called on the first Observation Date

●[$11.65 to $11.85] if called on the second Observation Date

●[$12.475 to $12.775] if called on the third Observation Date

●[$13.30 to $13.70] if called on the fourth Observation Date

●[$14.125 to $14.625] if called on the final Observation Date; each to be determined on the pricing date.

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure beyond a 15% decline, with up to 85% of your principal at risk
Threshold Value	85% of the Starting Value
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000191870426018705/bofa-424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●If the notes are not automatically called, your investment may result in a loss; there is no guaranteed return of principal.

●Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes.  If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.

●Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Index or the securities held by the Index.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

●The Index sponsor may adjust such Index in a way that affects its level, and has no obligation to consider your interests.

●Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Market Measure and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure. BofA Finance LLC (BofA Finance) and Bank of America Corporation (BAC) have filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance"s Central Index Key, or ClK, on the SEC website is 1682472 and BAC’s CIK on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.